EXHIBIT (a)(5)

Contact:	Investors & Analysts:
John Emerick
JD Bergquist Wood
Fair Isaac Corporation
(800) 213-5542
investor@fairisaac.com

Fair Isaac Announces Exchange Offer for its 1.5% Senior Convertible Notes due August 15, 2023

MINNEAPOLIS – February 25, 2005 - Fair Isaac Corporation (NYSE:FIC), the leading provider of analytics and decision technology, today announced that it has commenced an exchange offer for all of its outstanding 1.5% Senior Convertible Notes due August 15, 2023 (the “Senior Notes”). Fair Isaac is offering to exchange (the “exchange offer”) $1,000 principal amount of its new 1.5% Senior Convertible Notes, Series B due August 15, 2023 (the “New Notes”) for each $1,000 principal amount of its Senior Notes. The New Notes will be substantially the same as the Senior Notes except that the New Notes will be convertible into cash or, at Fair Isaac’s election, a combination of cash and shares of its common stock, subject to certain conditions, while the Senior Notes are convertible solely into Fair Isaac’s common stock. In addition, the New Notes will provide for a make whole-premium payable in certain circumstances upon conversions occurring as a result of a change in control, while the Senior Notes do not provide for such a premium. The change to cash settlement of conversions will facilitate Fair Isaac’s use of the treasury stock method of accounting for the shares issuable upon conversion of the New Notes. As of February 24, 2005, $400 million aggregate principal amount of the Senior Notes was outstanding.

The exchange offer is being made pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. The exchange offer is scheduled to expire at midnight New York City time on Thursday, March 24, 2005. Tendered Senior Notes may be withdrawn at any time prior to midnight on the expiration date.

The terms and conditions of the exchange offer appear in Fair Isaac’s offering circular and the related letter of transmittal. Copies of these and other documents will be mailed to all holders of the Senior Notes. Subject to applicable law, Fair Isaac may, in its sole discretion, waive any condition applicable to the exchange offer or extend or terminate or otherwise amend the exchange offer. The consummation of the exchange offer will be subject to certain conditions, which are more fully described in the offering circular for the exchange offer. Neither the Board of Directors of Fair Isaac nor any other person is making any recommendation to holders of Senior Notes as to whether or not they should tender Senior Notes pursuant to the exchange offer and no one has been authorized to make such a recommendation.

The exchange agent for the exchange offer is Wells Fargo Bank, N.A. The information agent for the exchange offer is Georgeson Shareholder Communications Inc. Any questions regarding procedures for tendering the Senior Notes or requests for additional copies of the offering circular and related documents which describe the exchange offer in more detail should be directed to Georgeson Shareholder Communications Inc. at (212) 440-9800 (banks and brokers) or (877) 278-9674 (all others).

This news release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. The exchange offer may be made only pursuant to the terms of an offering circular, letter of transmittal and related exchange offer materials. A Schedule TO, including the offering circular and letter of transmittal, describing the exchange offer have been filed with the Securities and Exchange Commission. Holders of the Senior Notes are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the exchange offer because it contains important information. The Schedule TO, offering circular, letter of transmittal and other related exchange offer documents are available free of charge at the website of the Securities and Exchange Commission – www.sec.gov. In addition, the company will provide copies of the Schedule TO and related documents upon request free of charge to holders of its Senior Notes.

About Fair Isaac
 Fair Isaac Corporation (NYSE:FIC) is the preeminent provider of creative analytics that unlock value for people, businesses and industries. The company’s predictive modeling, decision analysis, intelligence management, decision management systems and consulting services power billions of mission-critical customer decisions a year. Founded in 1956, Fair Isaac helps thousands of companies in over 60 countries acquire customers more efficiently, increase customer value, reduce fraud and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on Fair Isaac solutions, as do insurers, retailers, telecommunications providers, healthcare organizations and government agencies. Through the www.myFICO.com Web site, consumers use the company’s FICO® scores, the standard measure of credit risk, to manage their financial health. For more information, visit www.fairisaac.com.

Statement Concerning Forward-Looking Information
 Except for historical information contained herein, the statements contained in this news release that relate to Fair Isaac or its business are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that the company refrains from making the exchange offer or abandons it after its commencement, the company’s ability to recruit and retain key technical and managerial personnel, the maintenance of its existing relationships and ability to create new relationships with customers and key alliance partners, its ability to continue to develop new and enhanced products and services, competition, regulatory changes applicable to the use of consumer credit and other data, the possibility that the anticipated benefits of acquisitions, including expected synergies, will not be realized and other risks described from time to time in Fair Isaac’s SEC reports, including its Annual Report on Form 10-K for the year ended September 30, 2004 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004. If any of these risks or uncertainties materializes, Fair Isaac’s results could differ materially from Fair Isaac’s expectations in these statements. Fair Isaac disclaims any intent or obligation to update these forward-looking statements.

Fair Isaac and FICO are trademarks or registered trademarks of Fair Isaac Corporation, in the United States and/or in other countries. Other product and company names herein may be trademarks of their respective owners.

###